April 2, 2019

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	PULMATRIX, INC.
Registration Statement on Form S-1 (Registration No. 333-230395)
Concurrence in Acceleration Request

Ladies and Gentlemen:

H.C. Wainwright & Co., LLC (“Wainwright”), as managing underwriter for the above-referenced offering, hereby concurs in the request by Pulmatrix, Inc. that the effective date of the above-referenced registration statement be accelerated to 5:00 P.M. Eastern Time on Wednesday, April 3, 2019, or as soon as practicable thereafter, pursuant to Rule 461 under the Securities Act. Wainwright affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Very truly yours, H.C. WAINWRIGHT & CO., LLC

By:	/s/ Edward D. Silvera
Name: Edward D. Silvera Title: Chief Operating Officer

430 Park Avenue | New York, New York 10022 | 212.356.0500

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